SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                (Amendment No. 2)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                     Navios Maritime Acquisition Corporation
             ------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, $0.0001 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    Y62159101
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                           Elizabeth W. Cochrane, Esq.
                     c/o Arrowgrass Capital Partners (US) LP
                                 245 Park Avenue
                               New York, NY 10167

                                 (212) 584-1161
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 19, 2010
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

--------------------------------------------------------------------------------


     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62159101                 13D                    Page 2 of 5 Pages

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     (1)    NAME OF REPORTING PERSONS

            Arrowgrass Capital Partners (US) LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                    (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         _________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    3,130,864 ordinary shares
OWNED BY       _________________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      _________________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    3,130,864 ordinary shares

--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,130,864 ordinary shares

--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            9.9%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

CUSIP No. Y62159101                 13D                    Page 3 of 5 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Arrowgrass Capital Services (US) Inc.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                    (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         _________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    3,130,864 ordinary shares
OWNED BY       _________________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      _________________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    3,130,864 ordinary shares

--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,130,864 ordinary shares

--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            9.9%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            CO
--------------------------------------------------------------------------------

CUSIP No. Y62159101                 13D                    Page 4 of 5 Pages


     Pursuant to Rule 13D-2 promulgated under the Act, this Schedule 13D/A ("Amendment No. 2") amends Items 4, 6 and 7 of the Schedule 13D filed on April 26, 2010 (the "Schedule 13D"), as previously amended by Amendment No. 1 dated May 17, 2010, by Arrowgrass Capital Partners (US) LP and Arrowgrass Capital Services (US) Inc. relating to the ordinary shares of Common Stock, $0.0001 par value per share (the "Shares") of Navios Maritime Acquisition Corporation, a Cayman Islands corporation (the "Company").

Item 4.     Purpose of the Transaction.

     Item 4 of the Schedule 13D is being amended and supplemented by the addition of the following:

     On May 19, 2010, Malibu Capital Partners LLC exercised its right under
Section 10(ii) of the Option Agreement to terminate the Option Agreement. As a result, the Option Agreement is no longer in effect.

     Accordingly, there is no longer any possibility that the Reporting Persons may be deemed a "group" with the Malibu Reporting Persons within the meaning of
Section 13(d) of the Act. Although the Reporting Persons and the Malibu Reporting Persons may have been deemed to be a "group" with each other within the meaning of Section 13(d) of the Act, the Reporting Persons do not believe that they were ever a part of a group with the Malibu Reporting Persons and expressly disclaim such membership in any "group" with the Malibu Reporting Persons.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Other than the Joint Filing Agreement attached as Exhibit 2 to the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the Schedule 13D and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 2: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. Y62159101                 13D                    Page 5 of 5 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  May 20, 2010

ARROWGRASS CAPITAL PARTNERS (US) LP        ARROWGRASS CAPITAL SERVICES (US) INC.



By:  Arrowgrass Capital Services (US)      By: /s/ Sean Flynn
Inc., its General Partner                      ----------------------
                                           Name:  Sean Flynn
By: /s/ Sean Flynn                         Title: Director
    -----------------------
Name:  Sean Flynn
Title: Director